UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 3, 2021

Gatsby Digital, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-4378568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

28 Liberty St.

New York, NY 10005

(Full mailing address of principal executive offices)

+1 (203) 842-9729

(Issuer’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant.

(b) New Independent Accountant:

On March 3, 2021, Gatsby Digital, Inc. (the “Company”) engaged WithumSmith+Brown, PC (“Withum”), as its new independent accounting firm to audit the Company’s financial statements. The Company’s engagement of Withum is not related to any matter that was the subject of a disagreement with Fruci & Associates II, PLLC (“Fruci”), the Company’s prior auditor.

The Company has provided Fruci with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether Fruci agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Fruci’s letter, dated March 8, 2021, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Item 8.	Certain Unregistered Sales of Equity Securities.

As of March 8, 2021, the Company has sold 2,085,000 shares of its Series A Preferred Stock pursuant to an offering under Rule 506(c) of Regulation D at a price of $0.92 per share, resulting in gross proceeds of $1,918,200. The Company plans to continue selling up to 5,400,000 shares in this offering. No sales have been made or will be made on the part of any person who at the time of sale was or will be a director, officer, promoter or principal securityholder of the Company.

EXHIBITS

9.1	Fruci & Associates II, PLLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATSBY DIGITAL, INC.

By:	/s/ Ryan Belanger-Saleh
Name:	Ryan Belanger-Saleh
Title:	Co-Chief Executive Officer

Date:	March 8, 2021